

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

August 16, 2006

Mr. Robert B. Nieszczezewski
Principal Financial and Accounting Officer
Distributed Energy Systems Corp.
10 Technology Drive
Wallingford, CT 06492

> **Re:** **Distributed Energy Systems Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006 and June 30, 2006**
> **Filed May 10, 2006 and August 9, 2006**
> **File No. 0-50453**

Dear Mr. Nieszczezewski:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We note from page 25 that some of your non-U.S. projects are sold to foreign
        entities in the Middle East, Eurasia and Africa. Please tell us if you have made
        sales to entities in, have operations in, or have other contacts with, Iran, Sudan or
        Syria. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Critical Accounting Judgments and Estimates, page 37

2.   We note your identification of several accounting policies that require you to
        make estimates and judgments that affect the reported amounts of assets,
        liabilities, revenue and expenses, and disclosure of contingent assets and
        liabilities. However, your disclosures lack reference to specific accounting
        estimates and the assumptions and uncertainties underlying such estimates. We
        remind you that this disclosure should supplement, not duplicate, the description
        of accounting policies that are already disclosed in the notes to the financial
        statements. Please expand your disclosures to explain how the assumptions that
        you have made compare to other assumptions that could have reasonably been
        made, under the circumstances, and to address the specific uncertainties that are
        reasonably likely to give rise to material effects in the course of resolution.
        Please provide information about the quality and potential variability of your
        earnings and cash flow so that investors may ascertain the extent to which your
        reported financial information is indicative of your future results. We generally
        find that disclosures including both sensitivity analyses and discussions of
        historical experience in making the critical estimates are effective in meeting this
        MD&A objective. Please refer to the guidance in FRC Section 501.14 if you
        require further clarification.

Liquidity and Capital Resources, page 51

3.   It appears that the maturity date of the $6,975,000 loan agreement of Technology
        Drive, LLC should have been identified as December 31, 2009. Please revise the
        date accordingly.

Form 10-Q for the Quarterly Period Ended June 30, 2006

4.   We note that you tested goodwill for impairment at December 31, 2005 and concluded that it was not impaired. It appears you have not tested goodwill for impairment since your most recent fiscal year end despite the declining revenues and increased losses generated by your Northern segment during the three and six months ended June 30, 2006. Please explain to us why these increasingly negative trends did not result in a triggering event for which you would be required under paragraph 28 of SFAS 142 to test goodwill for impairment between annual tests.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief